Q77(h) (Change in Control)

Virtus Global Real Estate Securities Fund (Series 26):
American Enterprise Investment Servicing Company
("AEIS"), on behalf of its customers, ceased having control on or about June 10, 2016 due to a redemption combined with purchases by other shareholders. As of the end of the period, AEIS owned approximately
18.88% of the shares (as measured in assets).

Virtus Greater European Opportunities Fund (Series 27):
RBC Capital Markets LLC ("RBC"), on behalf of its customers, ceased having control on or about August
24, 2016 due to two sizable redemptions. As of the end of the period, RBC owned approximately 10.27% of the shares (as measured in assets).

Virtus International Equity Fund (Series 28):
Pershing LLC ("Pershing"), on behalf of its customers, ceased having control on or about
September 30, 2016 due to redemptions throughout the period. As of the end of the period, Pershing owned approximately 20.22% of the shares (as measured in assets).